UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 6688112, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE TEXT OF THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-144171, 333-115826, 333-114428, 333-47842 AND 333-92493) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1.
Following publications in Israel by Electra Ltd. (“Electra”), Ellomay Capital Ltd. (the “Company”) hereby confirms that on May 20, 2014 its wholly-owned subsidiary, Ellomay Manara (2014) Ltd. (“Ellomay Manara”), entered into an agreement (the "Agreement") with Electra, an Israeli publicly listed company, pursuant to which, subject to the fulfillment of conditions as set forth below, Ellomay Manara shall acquire Electra's holdings (24.75%) in Agira Sheuva Electra, L.P. (the "Partnership"), an Israeli Limited Partnership that is promoting a prospective pumped-storage project in the Manara Cliff in Israel as well as Electra's holdings in Chashgal Elyon Ltd. (the "GP"), an Israeli private company, which is the general partner of the Partnership (25%). According to the Agreement, the Company and Ellomay Manara are liable, jointly and severally, to all the monetary obligations of Ellomay Manara under the Agreement.

In addition, the Company, Ellomay Manara and Electra agreed that: (i) on the closing date of the transactions contemplated under the Agreement, Ellomay Manara shall transfer to subsidiaries of Electra all of its then holdings in the engineering, procurement and construction contractor of the aforementioned project (the “EPC”) (50%), which will be acquired at closing by the Company from another partner in the Partnership pursuant to a conditional agreement the Company entered into, resulting in Electra’s subsidiaries holding 100% of the EPC and (ii) each of Electra (through its subsidiaries) and the Company (together with Ellomay Manara) was granted with a one-year put option and call option, respectively, with respect to the entire holdings in the EPC.

The Agreement, which in the opinion of the Company is immaterial to its operations at this stage, forms part of several agreements that Ellomay Manara entered into with the other partners of the Partnership, including an agreement with Ortam Sahar Engineering Ltd., as set forth in the Company’s Form 6-K dated January 29, 2014.

The consummation of the transactions contemplated by the Agreement and the other conditional agreements referred to above is subject to Ellomay Manara and the Company entering into additional agreements with several third parties, which are yet to be negotiated. Furthermore, the consummation of the transactions contemplated by the Agreement and the agreements referred to in the previous paragraphs is subject to the fulfillment of additional conditions precedent, including, among others, the obtainment of third party and various regulatory approvals. Therefore, the Company cannot at this stage assess whether and at what time the conditions to closing will be fulfilled and whether the closing of such conditional agreements will occur.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” and similar expressions or the negative of those terms are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including the outcome of the negotiations with third parties and the receipt of regulatory approvals. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

2.
On May 20, 2014, the Company issued a press release titled “Ellomay Capital Ltd. to Present at Third Annual Marcum Microcap Conference.” The text of the press release is attached hereto as Exhibit 99.1.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: May 21, 2014